Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

MONDEE ANNOUNCES Q4 AND FULL YEAR 2021 AUDITED RESULTS; EXCEEDS FULL YEAR 2021 REVENUE FORECAST BY 43%

- Results Driven By Recovery of Leisure Travel and Expansion of Ancillary, Fin-Tech and Subscription Revenues -

- 2021 Net Revenue of $93M, 43% Above Previous Forecast* -

SAN MATEO, Calif. & New York - Mondee Inc. (“Mondee” or the “Company”), the high-growth, travel technology company and marketplace, with a portfolio of globally recognized platforms and brands in the leisure and corporate travel sectors, today announced audited financial and operating results for the fourth quarter and year ended December 31, 2021. In addition, the Company recently filed its Form S-4 in relation to its business combination with ITHAX Acquisition Corp (“ITHAX”, Nasdaq: ITHX), which includes full audited financials for 2021. [LINK]

2021 Financial Results

•	2021 gross revenue of $949 million was up 116% year-over-year as compared to $439 million in 2020, and 32% above the previous 2021 forecast* of $719 million.

•	2021 net revenue of $93 million was up 41% year-over-year as compared to $66 million in 2020, and 43% higher than the previous 2021 forecast*.

•	2021 Net Loss was $38.9 million, an improvement of 7%, or $2.8 million as compared to a 2020 Net Loss of $41.7 million.

•	2021 Adjusted EBITDA loss of $5.5 million was an $18.9 million, or 78%, improvement as compared to a 2020 Adjusted EBITDA loss of $24.4 million.

“We had a strong 2021 with leisure travel demand leading the travel recovery despite the impact of the COVID-19 delta and omicron variants during the year,” said Prasad Gundumogula, Founder and Chief Executive Officer of Mondee. “Our top line results were mainly driven by impressive growth in our revenue per transaction. This increase is a result of a diversification of our revenue streams with the addition of products in ancillaries, fintech, insuretech, subscriptions and other higher margin and recurring revenues.”

Mr. Gundumogula continued: “Over the past two years we continued to expand Mondee’s three-pronged ecosystem flywheel - content, technology and distribution. We believe we have not only improved existing products and enhanced our omnichannel platforms, but also we launched new features such as true conversation and transactional mobile commerce backed by 24/7 support. In our global content hub, we continue to improve both flight and hotel content and expect to add new travel content such as cruises, car rentals, events, activities and other entertainment. Importantly, on the distribution side, we have added tens of millions of users to our networks through valuable partnerships with prominent players such as Arthur J. Gallagher’s Allied Business Network, a membership-based small business benefits provider.”

Dan Figenshu, Chief Financial Officer of Mondee, said: “We saw very positive growth results from the general market recovery and our business diversification efforts in 2021, which significantly improved our revenue per transaction and overall revenues. The travel recovery appears to be continuing despite COVID-19 omicron variant effect in January, and when combined with higher than anticipated revenue per transaction, those variables provide support for our future plans. The Company continues to invest in its TripPlanet and gig technology platforms and has opportunistically invested additional marketing dollars to capture lifetime customers during the pandemic.”

Financial Summary and Operating Results

	For the year ended December 31,		Year-Over-Year Δ
	2021 Actual	2020 Actual	$	%
Transactions	1,320,036	1,014,827	305,209	30.1%
Revenue, Gross	949.0	438.6	510.4	116.4%
Revenue, Net	93.2	65.8	27.4	41.6%
Net Loss	(38.9)	(41.7)	2.8	6.7%
Adj. EBITDA	(5.5)	(24.4)	18.9	77.5%

(in millions $, except transactions and percentages)

Financial and Operating Results Relative to Forecast*

	For the year ended December 31,		Actual vs Forecast Δ
	2021 Actual	2021 Forecast*	$	%
Transactions	1,320,036	1,304,926	15,110	1.2%
Revenue, Gross	949.0	719.2	229.8	32.0%
Revenue, Net	93.2	65.2	28.0	42.9%
Net Loss	(38.9)	(28.2)	(10.7)	-37.9%
Adj. EBITDA	(5.5)	(3.3)	(2.2)	-66.7%

(in millions $, except transactions and percentages)

Recent Transactions/Milestones

•	In February 2021, Mondee continued to expand its targeted closed group networks with a strategic alliance with Arthur J. Gallagher, providing the company access to more than 287,000 business and organizations. Mondee will work closely with the Allied Business Network, a membership-based small business benefits provider, part of the Gallagher Network, which includes Gallagher Affinity, the program administrator and benefits provider for over 1,000 national associations and affinity groups and 20 million members. (https://www.businesswire.com/news/home/20220209005344/en/Mondee-Partners-With-Arthur-J.-Gallagher-Co.-to-Expand-Access-to-TripPlanet)

•	Mondee announced partnerships with industry-leading sustainability, safety and insurance companies to enhance the Company’s ancillary offerings:

o	In November 2021, Mondee subsidiary Rocketrip announced partnerships with Sherpa and Thrust Carbon, leading safety and sustainability vendors. With Sherpa, Rocketrip customers have instant access to destination information about current COVID-19 country restrictions, documentation requirements, mask usage, quarantine policy and other information relevant for upcoming business trips. Thrust Carbon delivers real-time carbon emission data to the Rocketrip platform while also giving travel managers the ability to use the savings from their Rocketrip programs to offset the carbon emissions from their corporate travel programs.

o	In January 2022, Mondee entered into an agreement with Battleface, a full stack global travel insurance company, to give Mondee customers access to a range of Battleface travel insurance modular benefits including trip cancellation, cancel for any reason, trip interruption, trip delay and baggage loss and delay, among others.

*Forecast provided in ITHAX Acquisition Corp.’s 8-K (File No. 001-39943) filed with the SEC on 12/20/2021. [LINK]

Financial Statements

•	To view the Company's financial statements of operations as of December 31, 2021, refer to ITHAX Acquisition Corp.'s Form S-4 (File No. 333-263727) filed with the SEC on 3/21/2022. [LINK]

About Mondee Inc.:

Mondee Inc. is a group of leading travel technology, service, and content companies driving disruptive innovative change in the leisure and corporate travel markets. They deliver a revolutionary technology platform of SaaS, mobile, and cloud products and services to a global customer base, processing over 50 million daily searches and multi-billion dollars of transactional volume yearly. Founded in 2011, Mondee is headquartered in Silicon Valley, California, with 17 offices in USA and Canada, and operations in India, Thailand, and Ireland. On December 20, 2021, Mondee entered into a definitive business combination agreement with ITHAX Acquisition Corp. (Nasdaq: ITHX) that is expect to result in Mondee becoming a publicly listed company on Nasdaq under the ticker symbol “MOND”. For more information, please visit https://www.mondee.com.

About ITHAX Acquisition Corp:

ITHAX Acquisition Corp., a Cayman Islands exempted company (NASDAQ: ITHX), is a blank check company formed by the founder of Ithaca Capital Partners (“Ithaca”) and the principals of AXIA Ventures Group Limited (“AXIA”). Ithaca is a real estate investment manager with focus on deep-value hospitality investments in the United States, Latin America and Caribbean. AXIA is a leading, independent, privately- owned investment bank founded in 2008 that provides services in more than 20 countries through its offices in New York, London, Milan, Athens, Nicosia and Cyprus. For more information, please visit https://ithaxacquisitioncorp.com.

Forward-Looking Statements:

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, which included a prospectus/proxy statement of ITHAX. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, which included a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Additional Information about the Business Combination and Where to Find It:

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC on March 21, 2022. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in Solicitation:

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Media Contacts:

For Mondee:

Media

MondeePR@ICRinc.com

Investor Relations

MondeeIR@ICRinc.com

For ITHAX:

Investor Relations

info@ithaxacquisitioncorp.com